

Mail Stop 3561

May 22, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Thomas Pilholski
Chief Financial Officer
American Commercial Lines, Inc.
1701 East Market Street
Jeffersonville, Indiana 47130

> **Re: American Commercial Lines, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-51562**

Dear Mr. Pilholski:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Schedule 14A
Cash Compensation – Annual Bonus Opportunity, page 26

1. We note your claim of confidentiality with respect to your performance targets for annual cash bonuses and performance-based restricted stock units, based on a subset of those targets, as referenced on page 28. The causal connection between the disclosure of your performance targets for the most recent audited period and any present or future competitive harm, however, is not entirely clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements, ranges or thresholds representing the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Management's Discussion and Analysis
Consolidated Financial Overview, page 41

2. We note you have included a table on page 42 enumerating certain items that you believe enhance the clarity of comparison of your results for the last two years. Although the identification of these items may be useful to a discussion of the comparability of your results, this table shows adjusted net income amounts, which you refer to as "Net income after identified non-comparable expenses (income)." As such, it appears you have presented a non-GAAP measure that does not comply with FR-65. Please revise to delete the presentation of adjusted net income amounts.

3. In the second paragraph following the table on page 42, please delete the discussion of adjusted income amounts, for the year 2008 compared to the year 2007, that are exclusive of the total of the non-comparable items set forth in the table on page 42.

4. On page 43, similarly revise the discussion of adjusted amounts (i.e., exclusive of significant items) for the year 2007 compared to the year 2006.

Consolidated Financial Statements
Statement of Cash Flows, page 76

5. In your calculation of cash from financing activities, you have included
    outstanding checks. It is unclear how outstanding checks are a financing activity.
    Please explain on a supplemental basis. Also, tell us how such amounts are
    reflected in your balance sheet. In this regard, please tell us whether or not you
    have increased your cash balances by reinstating outstanding checks. If so, tell us
    what accounting literature you relied upon in determining that such a presentation
    would be appropriate.

Exhibit 10.36

6. We note you have incorporated by reference Exhibit 10.36. This filing includes
    schedules and exhibits listed in the table of contents of the agreement. All
    exhibits must be filed in full and include all attachments, schedules and exhibits.
    Please amend your Form 10-K to file the entire credit agreement, including all
    exhibits and schedules.

Exhibit 10.59

7. We note you have incorporated by reference Exhibit 10.59. This filing includes
    schedules and exhibits listed at the end of the agreement. All exhibits must be
    filed in full and include all attachments, schedules and exhibits. Please amend
    your Form 10-K to file the entire credit agreement, including all exhibits and
    schedules.

8. Further, please confirm that you will file all exhibits in full and include all
    attachments, schedules and exhibits in future filings.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202)551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202)551-3227 or me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief